Exhibit (a)(5)(J)

Werner Wenning at the Annual Stockholders' Meeting in Cologne:

Acquisition of Schering is the right step for Bayer

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HealthCare business the primary growth engine

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Very strong performance of 2005 continued in the first quarter of 2006

Leverkusen—Following a year that was very successful both operationally and strategically, the Bayer Group is poised to make the biggest acquisition in its history. At the company's Annual Stockholders' Meeting on Friday in Cologne, Management Board Chairman Werner Wenning described the planned acquisition of Schering as a value-creating step that is right for Bayer. "First, it would enable us to achieve our stated aim of substantially strengthening our health care business as the primary growth engine for Bayer," Wenning explained. "Second, we would create a leading player in specialty pharmaceuticals. And third, Bayer's earning power would be sustainably improved for the long term." The Bayer Chairman also gave the stockholders an overview of the company's performance in 2005 and the first three months of 2006. Bayer had published its detailed first-quarter report the previous day.

        "The acquisition of Schering would be a veritable milestone in strengthening our specialty pharmaceuticals business," declared Wenning, saying he was therefore pleased the management and supervisory boards of Schering AG supported Bayer's proposal. The company has made a public offer to Schering's stockholders to pay EUR 86 in cash per Schering share, representing a transaction volume of roughly EUR 16.5 billion. The offer runs until May 31, 2006. "Both companies are convinced that this merger is the best way to create an international health care heavyweight," said Wenning. The specialty products' share of total pharmaceutical sales would thus increase from the current level of 25 percent to around 70 percent, amounting to more than EUR 6 billion. "This in turn would put us among the world's top ten suppliers," Wenning pointed out. The Bayer Chairman explained that Bayer aims to continue strengthening its market position on the basis of its innovative product portfolio and a well-stocked pipeline. He said Bayer sees oncology, cardiology/hematology and gynecology as its future core indications.

Oncology in particular is expected to become a major growth driver of the pharmaceuticals portfolio, Wenning continued. He said Bayer aims to benefit from a greatly enlarged research base and an expanded sales and marketing platform. "That applies particularly to our cancer drug Nexavar®." Bayer launched this product in the United States at the end of 2005 for the treatment of kidney cancer, and it has since received marketing authorization in Switzerland and, on Thursday, in Mexico as well. Numerous additional studies are ongoing for other indications. Furthermore, the product has now been granted orphan drug status by both the European and the U.S. regulatory authorities for the treatment of liver cancer, ensuring Bayer exclusive marketing rights. In addition, the Committee for Medicinal Products for Human Use of the European Medicines Agency has now recommended that Nexavar® be approved in the European Union for the treatment of kidney cancer. On the basis of this positive recommendation, the product could receive marketing authorization in Europe in the second half of 2006.

Even stronger in research together with Schering

The research platform formed by combining the R&D activities of the two companies would also play a key role, Wenning explained. Individually, Bayer and Schering have both already demonstrated their research expertise and developed outstanding products, the Bayer Chairman said. "Together we would be even stronger." According to Wenning, the new enterprise would have four projects in registration, 19 in phase III clinical testing, 14 in phase II trials and 17 in phase I development.

The Bayer CEO said he was convinced the merger would be the best way of reasserting the importance of Germany as a pharmaceutical industry base. The Bayer and Schering brands stand for a high level of acceptance and innovative capability in the health care industry, which is why Bayer intends to continue benefiting from both names in the future. It is therefore planned to merge Schering and Bayer's pharmaceuticals business to form a separate division of Bayer HealthCare named "Bayer-Schering Pharmaceuticals". The headquarters of the new division, with sales of more than EUR 9 billion, would be located in Berlin.

"It goes without saying that, in acquiring Schering, we would focus on combining the strengths and best features of both companies—from the employees through the organization to the infrastructure," Wenning announced. He said the negotiations with Schering's management board had been marked by a strong willingness to cooperate and by mutual trust. "I am confident that the excellent cooperation between Schering and Bayer would continue on all levels during the integration phase."

To finance the transaction, Bayer has liquidity of about EUR 3 billion at its disposal. In addition, the company has arranged bridge financing and a syndicated loan of EUR 7 billion each with Credit Suisse and Citigroup. Bayer plans to replace the bridge financing and reduce the amount of the syndicated loan through various equity and debt capital instruments and through divestitures. It is planned to raise up to EUR 4 billion in equity capital, about EUR 2.3 billion of which has already been obtained through the successful placement of a mandatory convertible bond. The company plans to finance the remaining amount through a capital increase from authorized capital. "We will not be able to decide on details as to the type and extent of the capital increase from authorized capital until the takeover offer has been successful and we know how much financing will be needed, depending on the acceptance rate," Wenning said. Irrespective of the Schering acquisition, the company plans to restructure the existing authorized capital through a decision by the Annual Stockholders' Meeting today, Friday. Bayer also intends to divest its subsidiaries H.C. Starck and Wolff Walsrode, which are currently assigned to the Bayer MaterialScience subgroup.

"Our refinancing plan comprises a balanced mix of equity and debt capital and divestments in order to maintain a healthy balance sheet," Wenning emphasized. He explained that, assuming completion of the transaction, Bayer anticipates retaining a good investment-grade rating and continues to adhere to the goal of an 'A' rating.

Wenning expects the merger of Bayer's and Schering's activities to generate synergies of EUR 700 million from the third year after completion of the transaction. Despite one-time restructuring charges predicted to total about EUR 1 billion, the Bayer CEO anticipates an increase in earnings per share before transaction amortization by 2008.

"Operationally, 2005 was one of the most successful years in Bayer's history"

Wenning also spoke about the Bayer Group's business performance. "From an operational point of view, 2005 was one of the most successful years in Bayer's history," stressed the Bayer Chairman, adding: "We achieved a considerable improvement in all our key data in 2005, including sales, earnings and cash flow performance." He said sales had risen by 18 percent to EUR 27.4 billion, while the operating result (EBIT) before special items advanced by 56 percent to EUR 3.3 billion. Net cash flow rose by 57 percent to EUR 3.5 billion and net income climbed by 133 percent to EUR 1.6 billion. To enable the stockholders to benefit from Bayer's gratifying business performance, the Board of Management and the Supervisory Board are proposing a dividend increase of 73 percent to EUR 0.95 for 2005.

Record-breaking first quarter of 2006

"With record earnings in the first quarter of 2006, our very strong performance in 2005 is continuing this year," the Bayer CEO said. He explained that the economy remains strong, driven primarily by the United States and Asia. Against this background, the Bayer Group achieved sales of EUR 7.5 billion, a year-on-year improvement of 12 percent. Earnings before interest, taxes, depreciation and amortization

(EBITDA) and before special items rose by 7 percent to EUR 1.68 billion, while underlying EBIT improved by 8 percent to EUR 1.24 billion. Said Wenning: "Both of these figures represent record quarterly earnings levels." He made special mention of the gratifying performance by Bayer HealthCare, where sales increased by 21 percent, driven primarily by strong growth in specialty pharmaceuticals (plus 54 percent).

After special items, the non-operating result, taxes and minority interest, net income for the first quarter came in at EUR 600 million. Net cash flow improved by EUR 354 million to EUR 128 million. "Thus we have gotten off to a very good start in 2006 and can confirm our forecast for the full year," Wenning said, announcing that the company expects a slight improvement in underlying EBIT and underlying EBITDA in 2006. "We are thus aiming to achieve the highest earnings in our company's history," explained the Bayer Chairman, adding that this forecast does not yet take into acount the effects of the Schering acquisition.

Summing up, Wenning said that fiscal 2005 and the results for the first quarter of 2006 showed the realignment of the Bayer Group has put the company on a successful course. "Following years of restructuring and portfolio optimization, the acquisition of Schering would be another important step in the continuing development of our enterprise," he added. "The performance of both companies' pharmaceutical activities in the first quarter demonstrates the great future potential of Bayer-Schering Pharmaceuticals."

This transaction would give the Bayer Group total sales of more than EUR 31 billion based on 2005 figures, with 70 percent of this in the life sciences. Wenning stressed that the acquisition would underscore Bayer's commitment to the innovation and growth strategy already embarked on, setting another milestone in keeping with the slogan "Bayer: Science For A Better Life."

Leverkusen,	April 28, 2006
ha	(2006-0224E)

Contact:

Günter Forneck, tel.: +49-214-30-50446, e-mail: guenter.forneck.gf@bayer-ag.de

Christian Hartel, tel.: +49-214-30-47686, e-mail: christian.hartel.ch@bayer-ag.de

(Phone numbers during the Annual Stockholders' Meeting: +49-221-284 4707 or +49-221-284-4708)

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC's web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG's securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in the reports filed with the U.S. Securities and Exchange Commission.